                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                           RHONE-POULENC RORER INC.
                     ------------------------------------
                               (Name of issuer)

                       Common Shares, without par value
                       --------------------------------
                         (Title of class of securities)


                                  76242T 10 4
                            ----------------------
                                 (CUSIP Number)


                                  Yves Brissy
                               Rhone-Poulenc S.A.
                              25 Quai Paul Doumer
                         92408 Courbevoie Cedex, France
                               (331) 47-68-12-34
              -------------------------------------------------
                (Name, address, and telephone number of person
               authorized to receive notices and communications)


                    Copies of all notices should be sent to:

                          Hubertus V. Sulkowski Esq.
                              Shearman & Sterling
                                12, rue d'Astorg
                              75008 Paris, France
                               (331) 44-71-17-17


                                  June 2, 1994
                    --------------------------------------
                         (Date of event which requires
                           filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule
13d-1(b) (3) or (4), check the following box:  / /

Check the following box if a fee is being paid with this statement: / /

CUSIP No. 76242T 10 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Rhone-Poulenc S.A.

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

/ /  (a)

/ /  (b)


(3)  SEC Use Only


(4)  Source of Funds (See Instructions)


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e).
                                                         / /

(6)  Citizenship or Place of Organization  France



 Number of       (7) Sole Voting Power                  94,987,762
 Shares
Beneficially     (8) Shared Voting Power
 Owned by
   Each          (9) Sole Dispositive Power             94,987,762
Reporting
  Person        (10) Shared Dispositive Power
   With

(11) Aggregate Amount Beneficially Owned by Each Reporting
      Person                                            94,987,762


(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                            / /

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 68.3 % (based upon 138,986,185 shares outstanding as of March 10, 1994 (including 2,693,700 shares in RPR's Employee Benefits Trust), according to Rhone-Poulenc Rorer Inc.'s Proxy Statement dated March 21, 1994).

(14) Type of Reporting Person (See Instructions)  CO

         This Amendment No. 5 amends and restates in its entirety the Statement on Schedule 13D originally filed by Rhone-Poulenc S.A., a French societe anonyme ("RPSA"), with the Securities and Exchange Commission on May 10, 1990 as part of Amendment No. 9 to a Statement on Schedule 14D-1 by RPSA, as amended. This Amendment No. 5 is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to shares of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR" or the "Issuer").


Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to shares of common stock, with out par value, of RPR (the "Shares"). RPR's principal executive offices are located at 500 Arcola Road, Collegeville, Pennsylvania 19426-0107.


Item 2.  Identity and Background.

         (a)  This Statement on Schedule 13D is filed by RPSA.

         (b) The business address of RPSA is 25 Quai Paul Doumer, 92408 Courbevoie Cedex, France.

         (c) RPSA is a major international pharmaceutical and chemical group engaged primarily in the research, development, production, marketing and sale of pharmaceuticals, agricultural chemicals, specialty chemicals, organic and inorganic intermediate chemicals, and fibers and polymers.

         The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of RPSA are set forth in Schedule A hereto and incorporated herein by reference.

         (d) During the last five years, neither RPSA nor, to the best of RPSA's knowledge, any of the directors or executive officers of RPSA have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither RPSA nor, to the best of RPSA's knowledge, any of the directors or executive officers of RPSA have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of the executive officers and the directors of RPSA is set forth in Schedule A hereto and incorporated herein by reference.


Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of the Acquisition Agreement, dated as of March 12, 1990, between RPSA and RPR (the "Acquisition Agreement"), RPR acquired Shares in a series of transactions in 1990. Upon expiration on May 5, 1990 of its March 18, 1990 tender offer for Shares (the "Tender Offer"), RPSA purchased on a pro rata basis 21,629,061 Shares of the 41,646,844 Shares tendered to it and not withdrawn (representing approximately 50.1% of the then outstanding Shares on a fully diluted pre-split basis, excluding Shares subject to outstanding employee stock options) at a price of $78 per Share. On July 31, 1990, RPR issued 24,205,670 Shares to RPSA in consideration of the contribution by RPSA to RPR of its Human Pharmaceutical Business (as defined in the Acquisition Agreement), the issuance by RPSA to RPR of certain Contingent Value Rights ("CVRs") and other transactions (collectively, the "Stock Acquisition Transactions"). As a result of these transactions, on July 31, 1990, RPSA owned an aggregate of 45,834,731 Shares, representing approximately 68.68% of the Shares then outstanding on a fully diluted pre-split basis. The total amount of funds required by RPSA to consummate the Tender Offer and to pay related fees and expenses was approximately $1.7 billion. RPSA obtained such funds through borrowings under certain credit facilities, from general corporate funds, and from proceeds of a commercial paper program.

         On May 7, 1991, the Board of Directors of RPR declared a two-for-one split of the Shares that was effected by means of a 100% stock dividend distributed to shareholders on June 7, 1991. As a result of such two-for-one share split, RPSA's ownership of Shares increased from 45,834,731 Shares to 91,669,462 Shares, representing approximately 67% of the then outstanding Shares on a fully diluted basis.

         At January 31, 1993, RPSA's ownership interest had been diluted to approximately 66.63% of the then outstanding Shares, primarily due to (i) the issuance by RPR in December 1990 of 1,610,880 Shares in exchange for shares of capital stock of Laboratoire Roger Bellon ("LRB"), tendered to RPR pursuant to an exchange offer by RPR for any and all shares of capital stock of LRB not owned by RPR or its subsidiaries and (ii) the exercise, after July 31, 1990, of stock options granted to RPR's officers and directors. On February 11, 1993, RPSA issued a press release announcing that it had decided to purchase additional Shares on the open market to return its ownership interest in RPR to its original level of 68.68% and to offset such dilutive events. After purchases of 3,318,300 Shares, RPSA owns an aggregate of 94,983,762 Shares.


Item 4.  Purpose of Transaction.

         The purpose of the Tender Offer was for RPSA to acquire voting control of RPR. The purpose of the Stock Acquisition Transactions was to transfer the Human Pharmaceutical Business and the CVRs to RPR subsequent to RPSA's acquiring control of RPR and to increase RPSA's ownership interest in RPR through the issuance of additional Shares to RPSA in such transactions.

         The following summary of certain provisions of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement, a copy of which has been filed as an exhibit to this Statement on
Schedule 13D and is incorporated by reference herein.

         Section 7.6 of the Acquisition Agreement provides, among other things, that through July 31, 1997 (unless earlier terminated pursuant to the provisions of the Acquisition Agreement) (the "Standstill Period"), RPSA will not and will cause its subsidiaries and affiliates, their respective officers and directors and any person acting on behalf of RPSA, any of such subsidiaries or affiliates or their respective officers and directors (collectively, and including RPSA, the "RPSA Group"), not to:

         (A) acquire, agree to acquire, make any proposal to acquire or announce or disclose any intention to make a proposal to acquire, directly or indirectly, any Shares or any other issued and outstanding securities of RPR generally entitled to vote for the election of directors of RPR (collectively, "Voting Securities") except that the RPSA Group may purchase or otherwise acquire Voting Securities if and only to the extent that after any such purchase or other acquisition the RPSA Group would beneficially own Voting Securities possessing aggregate voting power not in excess of the percentage of aggregate voting power possessed by Shares beneficially owned (without duplication of amounts) by the RPSA Group immediately following the July 31, 1990 closing under the Acquisition Agreement;

         (B) propose to enter into, or announce or disclose any intention to propose to enter into, directly or indirectly, any merger or business combination involving RPR or any of its subsidiaries or to purchase, directly or indirectly, a material portion of the assets of RPR or any of its subsidiaries;

         (C) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934, as amended (the
    "Exchange Act"))    to vote, or seek to advise or influence any person with
    respect to the voting of, any Voting Securities, or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A of the Exchange Act) relating to the election of directors of RPR; provided, however, that RPSA shall not be deemed to have engaged in a "solicitation" or to have become a "participant" by reason of the membership of RPSA Designees (as defined in the Acquisition Agreement) on the Board of Directors of RPR or by voting its Shares in any such election or by reason of RPR's solicitation of proxies in connection with any annual or special meeting of shareholders of RPR in accordance with the provisions of the Acquisition Agreement;

         (D) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) or otherwise act in concert with any person, (i) for the purpose of circumventing the provisions of the Acquisition Agreement, or (ii) other than with other members of the RPSA Group (to the extent permitted by the Acquisition Agreement), for the purpose of acquiring, holding, voting or disposing of any Voting Securities;

         (E) request RPR (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any of the provisions contained in Sections 7.6 through 7.9 of the Acquisition Agreement or take any action which might require RPR or any member of the RPSA Group to make a public announcement regarding the possibility of (i) a business combination or merger involving RPR or any of its subsidiaries, on the one hand, and any member of the RPSA Group, on the other hand, or (ii) the sale to any member of the RPSA Group of a material portion of the assets of RPR or any of its subsidiaries;

         (F) deposit any Voting Securities in a voting trust, or subject any Voting Securities to a voting or similar agreement; or


         (G) sell, transfer, pledge or otherwise dispose of or encumber any Voting Securities except, subject to certain conditions, (i) certain sales of Voting Securities pursuant to a firm commitment, underwritten distribution to the public, registered pursuant to the Registration Rights Agreement between RPSA and RPR or otherwise under the Securities Act of 1933, as amended (the "Securities Act"); (ii) sales of Voting Securities in certain defined privately negotiated transactions; or (iii) certain sales of Voting Securities pursuant to Rule 144 of the General Rules and Regulations under the Securities Act.


         The Acquisition Agreement also provides that during the Standstill Period, neither RPR nor any of its subsidiaries shall purchase any Voting Securities, except for the express purpose of funding any employee benefit, stock option or other incentive or profit sharing plans of RPR or any of its subsidiaries.

         The Acquisition Agreement further provides that, following the expiration of the Standstill Period, (i) RPSA will be permitted, at any time and from time to time, to purchase Shares in open market transactions, provided that, as a result of such purchases, RPSA would not beneficially own Voting Securities possessing, when added (without duplication) to all Voting Securities beneficially owned by the RPSA Group, in excess of 75% of the aggregate voting power of all Voting Securities at the time outstanding and
(ii) in the event RPSA desires to purchase Shares in excess of 75% limitation, RPSA may acquire such Shares only pursuant to a Qualifying Tender Offer (as defined in the Acquisition Agreement).

         Provisions of the Acquisition Agreement may be amended, modified or waived with the affirmative vote of a majority of three Independent Directors (as defined in the Acquisition Agreement) of RPR.

         RPSA is considering, and may continue to consider in the future, the feasibility and advisability of several alternative transactions involving RPR or its assets or securities, including transactions relating to business combinations, mergers or transfers of assets or securities involving RPR. However, no assurances can be given that RPSA will pursue any such possible transactions.

         As described above, any amendment, waiver or modification of provisions of the Acquisition Agreement that would be necessary in respect of any such transactions would require the approval of a majority of the Independent Directors. No assurances can be given as to how the Independent Directors may act with respect to any such matter.


Item 5.  Interest in Securities of the Issuer.

         (a) As of June 2, 1994, RPSA was the owner of 94,987,762 Shares constituting approximately 68.34 % of the outstanding Shares (based upon 138,986,185 Shares outstanding as calculated above).

         The following table shows the number of Shares beneficially owned by directors and executive officers of RPSA as of March 10, 1994, and the nature of such beneficial ownership.


                                                      Number of Shares
                               Number of Shares         Subject to
Beneficial Owner                Owned Directly      Exercisable Options
- ----------------               ----------------     -------------------
Jean-Marc Bruel                          0                 12,000
Robert E. Cawthorn                 129,987                316,883
Michel de Rosen                          0                      0
Prof. Claude Helene                      0                 12,000
Igor Landau                            200                 12,000
Peter Neff                               0                 12,000
Jean-Pierre Tirouflet                    0                 12,000

         Pursuant to the terms of a shareholder-approved plan now known as the Rhone-Poulenc Rorer Amended and Restated Stock Plan (the "Stock Plan"), Mr. Landau and Prof. Helene were each awarded, on July 31, 1990, options to purchase 20,000 Shares at a price of $32.3125 per Share, the market value on that date. Messrs. Bruel, Neff and Tirouflet were each awarded, on May 7, 1991, options to purchase 20,000 Shares at $41.125 per Share, the market value on that date. These options become exercisable during service as directors at the rate of 20% of the Shares on each of the first five anniversaries of the date of the grant. The foregoing description reflects the two-for-one split in the Shares that was effected on June 7, 1991.

         (b)  RPSA has the sole power to vote and dispose of 94,987,762 Shares.

         Each of the directors and executive officers of RPSA listed in paragraph (a) above has the sole power to vote and dispose of the numbers of Shares set forth opposite his name in paragraph (a) above.

         (c) Except as described above, neither RPSA nor, to the best knowledge of RPSA, any of the directors or executive officers of RPSA, effected any transactions in the Shares during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         The following summaries of certain provisions of certain agreements are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Statement on Schedule 13D and are incorporated by reference herein.

Acquisition Agreement.

         In addition to the provisions of the Acquisition Agreement described in Item 4 above, the Acquisition Agreement provides that at all times that RPR has outstanding any Shares, or other securities convertible into or exchangeable for Shares which are held by the public, there shall be no fewer than three directors who are Independent Persons (as defined in the Acquisition

Agreement). The Acquisition Agreement provides that during the period from July 31, 1990 until the expiration of the Standstill Period (the "Governance Period"), the Board shall consist of 13 directors. The Acquisition Agreement further provides that during the Governance Period, RPSA shall, and shall cause its subsidiaries to, vote all Shares directly or indirectly beneficially owned by RPSA or any of such subsidiaries to elect, and RPR shall use its best efforts to cause to be elected, seven individuals selected by RPSA (the "RPSA Designees"), three executive officers of RPR (including the Chief Executive Officer) designated by the Chief Executive Officer of RPR (the "RPR Designees") and three individuals who are Independent Persons selected by the Nominating Committee of the Board of Directors of RPR (the "Independent Directors").

         RPSA and RPR have further agreed in the Acquisition Agreement that during the Governance Period, (i) the Nominating Committee of the Board shall consist of RPR's Chief Executive Officer, one RPSA Designee and one Independent Director who shall be chairman of the Committee, and the Nominating Committee shall select the Independent Directors, (ii) the Compensation Committee of the Board shall have one RPSA Designee (who is not an employee of RPR) and shall otherwise consist exclusively of Independent Directors, (iii) the Audit Committee of the Board shall consist exclusively of Independent Directors, (iv) the Executive Committee of the Board shall act pursuant to authority expressly delegated by the Board, shall meet when necessary and shall consist of an equal number of RPR Designees (one of whom shall be the Chief Executive Officer of RPR) and RPSA Designees and at least one Independent Director, (v) the selection of committee members (other than RPSA Designees) shall be proposed by the Chief Executive Officer of RPR, subject to approval by the Board in accordance with the criteria described in this paragraph, and (vi) all actions taken by any committee of the Board shall be recommendations that shall be submitted to the full Board for approval unless, prior to such action being taken, the Board has adopted a resolution expressly delegating to the committee the power to take the action in question.

Registration Rights Agreement.

         Pursuant to the Acquisition Agreement, RPSA and RPR entered into a Registration Rights Agreement dated as of July 31, 1990, which, among other things, provides RPSA with three demand registration rights, exercisable no more than once a year commencing two years after July 31, 1990 and terminating 10 years after July 31, 1990.

Support Agreement.

         In connection with the issuance by RPR of Market Action Preferred Shares ("MAPS") in December 1991, RPR entered into a support agreement with RPSA dated December 19, 1991 (the "Support Agreement") pursuant to which both parties agreed that (i) RPSA will own a majority of the outstanding common stock of RPR entitled to elect directors; (ii) RPSA will make a capital contribution to RPR if certain debt-to-capitalization or tangible net worth ratios do not meet specified levels or if RPR fails to pay a declared dividend on MAPS on a timely basis; and (iii) RPSA, as guarantor of the Revolving Credit Facility Agreement dated April 30, 1990, will maintain such facility in full force, and RPR will maintain, as of any date, the unused portion of such facility in an amount equal to all principal, interest and premium amounts payable in the next 12 months with respect to short- and long-term debt other than amounts owed to RPSA or guaranteed by RPSA, subject to certain requirements and exceptions. In connection with the Support Agreement, RPR pays RPSA an annual fee, which in 1993 approximated $.4 million. The Support Agreement does not constitute a guarantee by RPSA of any obligation of RPR, including MAPS, and is not enforceable by any holder of MAPS.

Cawthorn Employment Agreement.

         On March 12, 1990, RPR and Mr. Cawthorn, an officer of RPSA, entered into an employment agreement (the "Cawthorn Employment Agreement") with respect to Mr. Cawthorn's employment by RPR as Chairman and Chief Executive Officer of RPR, which agreement became effective on May 5, 1990, the date RPSA acquired Shares pursuant to the Tender Offer. RPSA is not a party to the Cawthorn Employment Agreement. A copy of the form of the Cawthorn Employment Agreement is included as an exhibit to the Acquisition Agreement that has been filed as an exhibit to this Statement on Schedule 13D and a copy of the March 18, 1994 letter agreement amending the Cawthorn Employment Agreement has been filed as an exhibit hereto.

         The Cawthorn Employment Agreement provides, among other things, for an initial term ending on May 5, 1994, subject to annual extensions (the "Employment Term"). On March 18, 1994, RPR and Mr. Cawthorn extended the Employment Term for an additional year, to May 5, 1995, and made certain amendments to the Cawthorn Employment Agreement. The Cawthorn Employment Agreement, as so amended, is subject to automatic renewal on a year-to-year basis, unless either party gives 90 days' notice of its desire that the contract not be so extended.

         The Cawthorn Employment Agreement provides guidelines for the determination of Mr. Cawthorn's annual rate of salary for the Employment Term (the "Base Salary"). In addition, Mr. Cawthorn has received and will receive annual bonuses during the Employment Term in accordance with RPR's annual bonus plan as in effect from time to time, and which currently provides for a target bonus of 70% of Base Salary from which the actual bonus is determined.

         During the Employment Term, Mr. Cawthorn was to receive annual grants of restricted Shares which he received in 1990 and 1991. In 1992, Mr. Cawthorn voluntarily took a stock option grant offered to senior executives in lieu of a restricted stock grant in keeping with RPR's elimination of restricted stock as a means of compensation.

         During the Employment Term, Mr. Cawthorn is also entitled to annual grants of options to purchase Shares determined in accordance with RPR's incentive compensation plan. These options become exercisable to purchase one-third of the Shares covered by the option on each of the first three anniversaries of the date of grant. In years of service as Chief Executive Officer of RPR subsequent to 1995, Mr. Cawthorn's stock option grants will be determined by RPR's Executive Personnel and Compensation Committee.

         In addition, Mr. Cawthorn received as of August 21, 1990, a grant (the "One-Time Grant") of an option to purchase 200,000 Shares at an option price of $30.175, the market value of the Shares restated to reflect a two-for-one split in June 1991), which options would become exercisable upon the fulfillment of certain conditions, including the maturity of the CVRs, without payment by RPSA, in 1993 or 1994. In 1991, the One-Time Grant was amended to make a number of its provisions consistent with the similar grants made to certain other executives. These amendments to Mr. Cawthorn's One-Time Grant included providing that 35% of the shares would become exercisable in the event of the maturity of the CVRs without payment by RPSA and 65% of the shares would become exercisable if certain income targets were met, provided the CVRs matured without payment by RPSA and further that the options would become exercisable in the year 2000 or earlier, assuming continued employment. The CVRs matured in July 1993 and pursuant to their terms, RPSA paid CVR holders for each CVR the sum of $.12, representing the difference between the average market value of shares of RPR Shares for a 90-day period prior to maturity ($49.01) and the CVR Target Price of $49.13. In light of the substantial performance against the CVR Target Price, the terms of the One-Time Grant (and similar grants to certain other executives) were modified to provide for immediate vesting of 35% of the grant and cancellation of the remainder of the option. Mr. Cawthorn may exercise the vested portion at any time prior to its expiration in the year 2000.

         On the day after the last day of the Employment Term, Mr. Cawthorn will receive a lump sum payment amounting to the aggregate of his 1994 salary and the bonus paid for 1994. In addition, upon the later of termination of employment as Chief Executive Officer of RPR or May 5, 1995, restrictions on any restricted stock Mr. Cawthorn then holds will lapse and any options which are vested on that date will be exercisable for a period of five years following such date, unless the options by their terms expire earlier.


         Item 7.      Material to Be Filed as Exhibits.

Exhibit
  No.                    Description
- -------                  -----------
  1.*       Acquisition Agreement, dated as of March 12,
            1990, between the Company and Rhone Poulenc.

  2. Support Agreement dated December 19, 1991 between RPR and RPSA.

  3.        Employment Agreement, dated as of March 18,
            1994, between RPR and Robert E. Cawthorn.


  4.        Registration Rights Agreement dated as
            of July 31, 1990, between RPR and RPSA.


- -------------------------
    *   Previously filed.

                                  SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      RHONE-POULENC S.A.



                                      By /s/ Jean-Pierre Tirouflet
                                         -----------------------------------
                                         Name:  Jean-Pierre Tirouflet
                                         Title: Executive Group Vice President




Dated:  June 2, 1994

                                   SCHEDULE A
                      Directors and Executive Officers of
                               Rhone-Poulenc S.A.


                                                                                          Present Principal Occupation or Employment
                                                                                          Including the Name (principal business)
Position with                    Name and                                                 and Address (if different than
Rhone-Poulenc S.A.               Business Address                        Citizenship      Business Address) of Employer
- ------------------               -----------------                       -----------      ------------------------------
I.  Directors
    ---------

Director, Chairman               Jean-Rene Fourtou                       French           Director, Chairman of the Board and
  and Chief Executive Officer    c/o Rhone-Poulenc S.A.                                   Chief Executive Officer of Rhone-Poulenc
                                 25 Quai Paul Doumer                                      S.A.
                                 92408 Courbevoie Cedex, France

Director                         Assurances Generales de France          French           Chairman and Chief Executive Officer of
                                 represented by                                           Assurances Generales de France (insurance)
                                 Michel Albert
                                 c/o Assurances Generales de France
                                 87 rue de Richelieu
                                 75060 Paris Cedex 02, France

Director                         Claude Bebear                           French           Chairman and Chief Executive Officer of
                                 c/o AXA                                                  AXA (insurance)
                                 21-23 Avenue Matignon
                                 75008 Paris, France

Director                         Serge Kampf                             French           Chairman and Chief Executive Officer of
                                 c/o Cap Gemini Sogeti                                    Cap Gemini Sogeti (business management
                                 3 rue Malakoff                                           consulting)
                                 38000 Grenoble, France

Director                         Francois Kourilsky                      French           Chief Executive Officer of C.N.R.S.
                                 c/o C.N.R.S.                                             (National Center for Scientific Research)
                                 (National Center for Scientific                          (scientific and technical research)
                                 Research)
                                 3 rue Michel Ange
                                 75016 Paris, France

Director                         Credit Lyonnais,                        French           President of Credit Lyonnais (banking)
                                 represented by Michel Renault
                                 c/o Credit Lyonnais
                                 18, rue de la Republique
                                 69002 Lyon, France

                                   SCHEDULE A
                      Directors and Executive Officers of
                               Rhone-Poulenc S.A.


                                                                                          Present Principal Occupation or Employment
                                                                                          Including the Name (principal business)
Position with                    Name and                                                 and Address (if different than
Rhone-Poulenc S.A.               Business Address                        Citizenship      Business Address) of Employer
- ------------------               -----------------                       -----------      ------------------------------
Director                         Societe Financialere et Immobiliere,    French           Chairman of Board of Directors of Societe
                                 Marcel Dassault, represented by Serge                    Financialere et Immobiliere,
                                 Dassault                                                 Marcel Dassault (real estate management)
                                 c/o Societe Financialere et
                                 Immobiliere Marcel Dassault
                                 9 rond-point des Champs-Elysees
                                 75008 Paris, France

Director and Vice Chairman       Jean-Marc Bruel                         French           Director and Vice Chairman of
                                 c/o Rhone-Poulenc S.A.                                   Rhone-Poulenc S.A.
                                 25 Quai Paul Daumer
                                 92408 Courbevoie Cedex
                                 France

Director                         A. Merieux                              French           Chairman and Chief Executive
                                 c/o Institut Merieux S.A.                                of Institut Merieux S.A.
                                 17 rue Bourgelat                                         (research and development in biology,
                                 69002 Lyon, France                                       medicine and pharmaceuticals)

Director                         Fiat France S.A., represented           French           Chairman and Chief Executive
                                  by Giorgio Frasa                                        Officer of Fiat France S.A.
                                 c/o Societe Fiat France                                  (automobiles)
                                 140 Avenue des Champs-Elysees
                                 75008 Paris, France

Director                         Societe Generale,                       French           Chairman and Chief Executive
                                 represented by Marc Vienot                               of Societe Generale (banking)
                                 c/o Societe Generale
                                 29 Boulevard Haussman
                                 75009 Paris, France

Director                         Credit Suisse                           French           Member of the Management Board
                                 represented by Rudolph Hug                               of Credit Suisse, Zurich and
                                 c/o Credit Suisse                                        Chairman and Chief Executive
                                 Paradeplatz 8                                            Officer of Credit Suisse Paris (banking)
                                 8001 Zurich, Switzerland


Director                         Banque Nationale de Paris,              French           Chairman and Chief Executive of Banque
                                 represented by Michel Pelereau                           Nationale de Paris (banking)
                                 c/o Banque Nationale de Paris
                                 16 Boulevard des Italiens
                                 75009 Paris, France

                                   SCHEDULE A
                      Directors and Executive Officers of
                               Rhone-Poulenc S.A.


                                 Name and                                                  Position with
                                 Business Address                        Citizenship       Rhone-Poulenc S.A.
                                 ----------------                        -----------       ------------------
II.  Executive Officers
     ------------------          Jean-Rene Fourtou                       French            Director, Chairman and
                                 c/o Rhone-Poulenc S.A.                                    Chief Executive Officer
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                 Jean-Marc Bruel                         French            Vice Chairman; supervises the Fibers
                                 c/o Rhone-Poulenc S.A.                                    and Polymers segment, Quality, Safety and
                                 25 Quai Paul Doumer                                       Environmental Protection and
                                 92408 Courbevoie Cedex                                    Asian operations
                                 France

                                 Robert E. Cawthorn                      United States     Chairman and Chief Executive Officer of
                                 c/o Rhone-Poulenc Rorer Inc.            of America        Rhone-Poulenc Rorer Inc.
                                 500 Arcola Road
                                 Collegeville, Pennsylvania 19426-0107
                                 USA

                                 Philippe Desmarescaux                   French            Group President; supervises the Agro,
                                 c/o Rhone-Poulenc S.A.                                    Specialty Chemicals and Organic and
                                 25 Quai Paul Doumer                                       Inorganic Intermediates segments,
                                 92408 Courbevoie Cedex                                    Research and Development and North
                                 France                                                    America operations

                                 Alain Godard                            French            President, Agro segment
                                 c/o Rhone-Poulenc S.A.
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                   SCHEDULE A
                      Directors and Executive Officers of
                               Rhone-Poulenc S.A.


                                 Name and                                                    Position with
                                 Business Address                        Citizenship         Rhone-Poulenc S.A.
                                 ----------------                        -----------         ------------------
                                 Francois Guinot                         French              President, Organic and Inorganic
                                 c/o Rhone-Poulenc S.A.                                      Intermediate segment
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                 Claude Helene                           French              Group Vice President Research and
                                 c/o Rhone-Poulenc S.A.                                      Development
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                 Igor Landau                             French              Group President; supervises the Health
                                 c/o Rhone-Poulenc S.A.                                      segment, Human Resources, Corporate
                                 25 Quai Paul Doumer                                         Communications and operations in the
                                 92408 Courbevoie Cedex                                      European Economic Community and the
                                 France                                                      European Free Trade Association

                                 Bertrand Louvet                         French              President, Specialty Chemicals
                                 c/o Rhone-Poulenc S.A.                                      segment
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                 Peter J. Neff                           United States       Senior Representative Rhone-Poulenc
                                 c/o Rhone-Poulenc S.A.                  of America          Group for the United States,
                                 25 Quai Paul Doumer                                         President and Chief Operating Officer
                                 92408 Courbevoie Cedex                                      of Rhone-Poulenc Inc.
                                 France

                                 Rene Penisson                           French              Group Senior Vice President Human
                                 c/o Rhone-Poulenc S.A.                                      Resources
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                 Martin Pinot                            French              President, Fibers and Polymers segment
                                 c/o Rhone-Poulenc S.A.
                                 25 Quai Paul Doumer
                                 92408 Courbevoie Cedex
                                 France

                                   SCHEDULE A
                      Directors and Executive Officers of
                               Rhone-Poulenc S.A.


                    Name and                                                         Position with
                    Business Address                            Citizenship          Rhone-Poulenc S.A.
                    ----------------                            -----------          ------------------
                    Jean Planet                                 French               Group Secretary General
                    c/o Rhone-Poulenc S.A.
                    25 Quai Paul Doumer
                    92408 Courbevoie Cedex
                    France

                    Michel de Rosen                             French               President and Chief Operating Officer
                    Rhone-Poulenc Rorer Inc.                                         of Rhone-Poulenc Rorer Inc.
                    500 Arcola Road
                    Collegeville, Pennsylvania 19426-0107
                    USA

                    Jean-Pierre Tirouflet                       French               Executive Group Vice President; supervises
                    c/o Rhone-Poulenc S.A.                                           Group Finance, Strategic Planning,
                    25 Quai Paul Doumer                                              Control, Information Systems, and
                    92408 Courbevoie Cedex                                           Secretary General Functions
                    France

                    Edson Vaz Musa                              Brazilian            Executive Group Vice President; supervises
                    c/o Rhone-Poulenc S.A.                                           Rhodia S.A. as Chairman, International Affairs,
                    25 Quai Paul Doumer                                              Industrial Coordination, Industrialization
                    92408 Courbevoie Cedex                                           and South American operations
                    France


                                EXHIBIT INDEX
                                -------------

Exhibit
  No.                    Description
- -------                  -----------
  1.* Acquisition Agreement, dated as of March 12, 1990, between the Company and Rhone Poulenc.

  2.        Support Agreement dated December 19, 1991 between RPR and RPSA.

  3. Employment Agreement, dated as of March 18, 1994, between RPR and Robert E. Cawthorn.

  4. Registration Rights Agreement dated as of July 31, 1990, between RPR and RPSA.


- -------------------------
    *   Previously filed.